

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 30, 2009

Mr. John L. Boylan
Treasurer, Vice President, Assistant Secretary,
Chief Financial Officer and Director
Lancaster Colony Corporation
37 West Broad Street
Columbus, OH 43215

> **Re:** **Lancaster Colony Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 15, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 6, 2008**
> **File No. 000-04065**

Dear Mr. Boylan:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Risk Factors, page 6

1.   We note your statements that "[t]he risks and uncertainties described below are not the only ones we face" and that "[a]dditional risks and uncertainties that we are not aware of, or focused on, or that we currently deem immaterial, may also impair our business operations." Please eliminate any suggestion that this section does not state all of the material risks affecting your company.

2.   We note that each share of common stock includes a non-detachable stock
        purchase right that provides for the purchase of preferred stock and additional
        common stock that is exercisable when a person or group of persons acquires
        beneficial ownership of 15% or more of your common stock or announces the
        initiation of a tender or exchange offer. Please include a risk factor discussing
        how this non-detachable stock purchase right may prevent or frustrate a third-
        party takeover of your company.

3.   We note that Mr. Gerlach owns 29.39% of your company. Please include a risk
        factor addressing the fact that his amount of share ownership gives him the ability
        to exert substantial influence over the direction of the business, including the
        ability to influence the board of directors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
15

Liquidity and Capital Resources, page 23

4.   Disclosure under this section indicates, in part, that the 2008 decrease in cash
        provided by operating activities from continuing operations was influenced by
        comparatively unfavorable relative changes in working capital components.
        Explain to us how you considered providing disclosure that explains the reasons
        for these unfavorable changes. See SEC Release 34-48960: *Commission
        Guidance Regarding Management's Discussion and Analysis of Financial
        Condition and Results of Operations* Section IV.B.

Quantitative and Qualitative Disclosures about Market Risk, page 30

5.   Please provide the qualitative information about market risk required by Item 305
        of Regulation S-K.

Statements of Cash Flows, page 34

6.   Provide us an analysis that reconciles changes in operating assets and liabilities per
        your statements of cash flows to differences in amounts reported in your balance
        sheets.

Notes to Financial Statements, page 36

Note 1 – Summary of Significant Accounting Policies, page 36

Revenue Recognition, page 37

7.   Currently, your revenue recognition policy appears to address delivery only.
        Explain to us how you considered providing disclosure which addresses the other
        revenue recognition criteria identified in SAB Topic 13.A.1.

Note 2 – Discontinued Operations and Business Divestitures, page 40

8.   We note your discussion of losses recorded in June 2008 and June 2007 in
        connection with the sales of the operating assets of your Des Moines, Iowa
        automotive accessory operations and your automotive accessory operations in
        Coshocton, Ohio and LaGrange, Georgia. Explain to us how the timing of these
        losses was determined. As part of your response, describe for us the nature and
        timing of all significant events leading to the sales of these assets. In connection
        with this, describe for us the actions and timeline of the "strategic alternative
        review" of your nonfood operations. Also, tell us whether the assets sold had
        been tested for impairment prior to their sale. If impairment tests had been
        performed, describe the assumptions and conclusions of those tests. If
        impairment tests had not been performed, explain to us your basis for concluding
        that impairment testing was not necessary.

9.   We note you classified the $6.4 million loss from your disposal of certain
        consumer and floral glass operating assets in cost of sales. Explain to us your
        basis for this classification. As part of your response, describe the assets
        disposed. Also, explain how you considered the guidance of SFAS 144,
        paragraphs 41 through 43. In this regard, we note that you refer to these disposed
        assets as businesses, and that you disclose discrete amounts of related net sales.

Note 17 – Restructuring and Impairment Charge, page 54

10.   We note the disclosure indicating that the operations of your closed industrial
        glass unit located in Lancaster, Ohio, have not been reclassified to discontinued
        operations. Explain to us how you have considered the guidance of SFAS 144,
        paragraphs 41 through 43, in determining the classification of these operations.

Note 18 – Business Segments Information, page 55

11.   We note the disclosure indicating that your business is separated into two distinct operating segments. Explain to us how you evaluated whether the operations in your retail and food service markets represented separate operating segments, as defined in SFAS 131, paragraph 10. As part of your response, identify for us your CODM. Additionally, provide a copy of recent reports reviewed by your CODM.

12.   Disclosure under this section indicates that the corporate identifiable assets include assets that were retained when the related operations were disposed. Tell us the nature and amount of these assets. Additionally, explain to us why they were retained and what you currently intend to do with these assets.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 4 – Long-Term Debt, page 7

13.   In future filings, please disclose the specific terms of all material covenants in your debt agreement, including the required ratios as well as the actual ratios as of each reporting date, allowing readers to understand how much cushion there is between the required ratios and the actual ratios. Also, show the specific computations used to arrive at the actual ratios, with corresponding reconciliations to corresponding U.S. GAAP amounts, if necessary. See Sections I.D and IV.C of the *SEC Interpretive Release No. 33-8350* and Question 10 of our *FAQ Regarding the Use of Non-GAAP Financial Measures*, dated June 13, 2003, for additional guidance. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt, if not cured within applicable grace periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Financial Condition, page 19

14.   You indicate under this section that there was approximately $80 million of borrowing availability remaining under your unsecured revolving credit facility at September 30, 2008 (based upon the total amount available and borrowings made to date), with the potential for an additional $100 million of available funds, subject to consent of the issuing bank and certain other conditions. In future filings, please expand any similar disclosure to clarify whether there are any limitations on your ability to access or use these funds. Additionally, disclose the impact on your financial condition, results of operations or liquidity, if additional finds become unavailable in future periods.

Controls and Procedures, page 21

15.   We note your disclosure that "our Chief Executive Officer and Chief Financial
        Officer have concluded that our disclosure controls and procedures were effective
        as of September 30, 2008 to ensure that information required to be disclosed in
        the reports that we file or submit under the Exchange Act is recorded, processed,
        summarized and reported within the time periods specified in the Securities and
        Exchange Commission's rules and forms." In future filings, revise to clarify, if
        true, that your officers concluded that your disclosure controls and procedures are
        also effective to ensure that information required to be disclosed in the reports
        that you file or submit under the Exchange Act is accumulated and communicated
        to your management, including your chief executive officer and chief financial
        officer, to allow timely decisions regarding required disclosure. See Exchange
        Act Rule 13a-15(e).

Definitive Proxy Statement on Schedule 14A Filed October 15, 2008

16.   Please confirm in writing that you will comply with the following comments in all
        future filings. Provide us also with an example of the disclosure you intend to
        use. After our review of your responses, we may raise additional comments.

Primary Elements of Compensation, page 14

17.   Although you have provided a general description of the factors the committee
        considered in making the salary adjustments for the named executive officers, you
        should specify the material factors the committee considered in making base
        salary adjustments for each named executive officer whose salary was increased.
        See Item 402(b)(1)(v) of Regulation S-K.

Long-Term Equity-Based Incentive Awards, page 16

18.   We note that in February 2008 you began a new equity incentive program
        consisting of grants of stock-settled stock appreciation rights and restricted stock.
        Please provide a substantially more detailed description of this program.

19.   For each Named Executive Officer, provide the disclosure required by Item
        402(b)(1)(v) of Regulation S-K with regard to the Long-Term Equity-Based
        Incentive Awards for fiscal 2008. Explain how the amount awarded was
        determined and if a formula was used.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue, at (202) 551-3579, Michael E. Karney, at (202) 551-3847, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director